FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . .0.5 Filed By Romeo & Dye's Instant Form 4 Filer www.section16.net

1. Name and Address of Reporting Person* Lassiter Phillip B.	2. Issuer Name and Ticker or Trading Symbol Ambac Financial Group, Inc. - "ABK"		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) X Director 10% Owner X Officer (give title below) Other (specify below) Chairman and Chief Executive Officer
(Last) (First) (Middle) Ambac Financial Group, Inc. One State Street Plaza	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year January 21, 2003
(Street) New York, NY 10004		5. If Amendment, Date of Original (Month/Day/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Trans- action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)			5. Amount of Securities Beneficially Owned Follow- ing Reported Transactions(s) (Instr. 3 & 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock	01/21/03		A		1,485(1)	A	$42.10
Common Stock	01/21/03		A		4,454(2)	A	$56.14
Common Stock	01/21/03		A		35,000(3)	A	$56.14	1,184,054	D
Common Stock								2,596(4)	I	Savings Plan Trust(5)
Common Stock								12,000	I	By Spouse
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Derivative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 & 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exer-cisable	Expira- tion Date	Title	Amount or Number of Shares
Employee Stock Option (Right to Buy)	$56.14	01/21/03		A		125,000		(6)	01/21/10	Common Stock	125,000		125,000	D

Explanation of Responses:

(1) Restricted Stock Units ("RSUs") were granted under the Issuer's 1997 Equity Plan, as amended, in lieu of a cash bonus compensation of equal value; the number of units was determined based on 75% of the average of the high and low selling price of the Issuer's common stock on 1/21/03.
(2) Restricted Stock Units ("RSUs") were granted under the Issuer's 1997 Equity Plan, as amended, in lieu of cash bonus compensation of equal value; the number of units was determined based on the average of the high and low selling price of the Issuer's common stock on 1/21/03.
(3) Restricted Stock Units ("RSUs") were granted under the Issuer's 1997 Equity Plan, as amended, as part of the Reporting Person's 2003 long-term compensation award.
(4) Represents number of shares beneficially owned as of December 31, 2002.
(5) Based on a plan statement as of December 31, 2002.
(6) Exercisable as follows: 62,500 shares after the per share price of the Issuer's common stock is or exceeds $72.00 for 20 consecutive trading days on the New York Stock Exchange (NYSE). The remaining 62,500 shares will be exercisable after the per share price of the Issuer's common stock is or exceeds $88.00 for 20 consecutive trading days on the NYSE. If all or a portion of the shares have not become exercisable by January 21, 2009, then such unexercisable amount shall become exercisable on January 21, 2009.

By: /s/ Anne G. Gill, Attorney-in-fact for Phillip B. Lassiter **Signature of Reporting Person	01/23/2003 Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
          If space is insufficient, See Instruction 6 for procedure.

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

POWER OF ATTORNEY

   I, PHILLIP B. LASSITER, do hereby nominate, constitute and appoint each of Anne G. Gill, Gregg L. Bienstock and Patricia Lo Cascio, as my true and lawful agent and attorney-in-fact, with full power and authority to act hereunder, in his or her discretion, in my name and on my behalf as fully as I could if I were present and acting in person, to make any and all required or voluntary filings under Section 16(a) of the

Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the applicable rules and regulations thereunder, with the Securities and Exchange Commission, the New

York Stock Exchange, Ambac Financial Group, Inc., a Delaware corporation (the

"Company"), and any other person or entity to which such filings may be required under

Section 16(a) of the Exchange Act as a result of my service as an officer of the Company or beneficial ownership (within the meaning of Section 16(a) of the Exchange Act) of more than ten percent of any class of equity securities of the Company.

   I hereby consent to, ratify and confirm all that each said attorney-in-fact shall do or cause to be done by virtue of this Power of Attorney.  I hereby acknowledge that each attorney-in-fact, in serving in such capacity at my request, is not assuming, nor is the

Company assuming, any of my responsibilities to comply with Section 16 of the Exchange

Act.

   This Power of Attorney shall remain in full force and effect from this date forward for so long as I am an officer or director of the Company and for such time thereafter as may be necessary to make any such filings or until revoked or modified by me.

I hereby revoke all prior powers of attorney relating to the foregoing acts.

   IN WITNESS WHEREOF, I have hereunto signed my name this 22nd day of October, 2002.

 /s/ Phillip B. Lassiter
__________________________

PHILLIP B. LASSITER